Exhibit 99.1

Sphere 3D Reports Fourth Quarter and Fiscal Year 2016 Financial Results

SAN JOSE, Calif. – March 31, 2017 – Sphere 3D Corp. (NASDAQ: ANY), a containerization, virtualization, and data management solutions provider, today reported financial results for its fourth quarter and fiscal year ended December 31, 2016.

“In the fall of 2016 we articulated a plan to provide for a solid foundation for growth,” said Eric Kelly, chairman and chief executive officer of Sphere 3D. “Since then we have steadily executed to achieve strategic milestones, including the cost rationalization we highlighted in our recent corporate update (see news March 13, 2017), as well as the strengthening of the balance sheet . In addition, the acquisitions of HVE and UCX earlier this year are driving a number of new customer wins, as have recently been announced. These factors give us confidence that we have positioned the Company for revenue growth and profitability.”

Fourth Quarter 2016 Financial Results:

  Net revenue for the fourth quarter of 2016 was $18.7 million, compared to $18.9 million for the fourth quarter of 2015.

  Product revenue for the fourth quarter of 2016 was $16.8 million, compared to $16.6 million for the fourth quarter of 2015.

  Disk systems revenue was $11.6 million, compared to $11.2 million for the fourth quarter of 2015. Disk systems is defined as RDX, SnapServer family, V3 virtual desktop infrastructure, and Glassware derived products.

  Tape archive product revenue was $5.2 million compared to $5.4 million for the fourth quarter of 2015.

  Service revenue was $1.9 million, compared to $2.3 million in the fourth quarter of 2015.

  Gross margin for the fourth quarter of 2016 was 28.9%, compared to 28.5% for the fourth quarter of 2015. Non-GAAP gross margin for the fourth quarter of 2016 and 2015 was 31.9%. Our methodology for determining non-GAAP gross margin, which excludes the effect of intangible asset amortization from gross profit, is described in the "Use of GAAP and Non-GAAP Financial Measures" section of this announcement. See also, "Non- GAAP Reconciliations” below.

  Operating expenses for the fourth quarter of 2016 were $10.8 million, compared to $25.0 million for the fourth quarter of 2015. Included in the operating expenses for the fourth quarter of 2015 was $10.7 million in impairment of acquired intangible assets.

  Share-based compensation expense for the fourth quarter of 2016 was $1.7 million, compared to $3.1 million for the fourth quarter of 2015. Depreciation and amortization was $1.5 million in fourth quarter of 2016, compared to $1.7 million in the fourth quarter of 2015.

  Adjusted EBITDA for the fourth quarter of 2016 was a net loss of $2.4 million, or a net loss of $0.05 per share, based on 52.4 million weighted average shares outstanding, compared to adjusted EBITDA net loss of $4.4 million, or net loss of $0.10 per share based on 42.2 million weighted average shares outstanding for the fourth quarter of 2015. Adjusted EBITDA is a non-GAAP measure presented as net loss before interest expense, income taxes, impairment of goodwill and acquired intangible assets, acquisition costs, depreciation and amortization, share-based compensation, and warrant revaluation gain. For additional information regarding the non-GAAP financial measures discussed in this release, please see “Use of GAAP and Non-GAAP Financial Measures” and "Non-GAAP Reconciliations " below.

  Net loss for the fourth quarter of 2016 was $7.5 million, or a net loss of $0.14 per share, compared to a net loss of $18.6 million, or a net loss of $0.44 per share, in the fourth quarter of 2015.

Fiscal Year Financial Results:

  Net revenue for 2016 was $76.4 million, compared to net revenue of $76.2 million for the full year of 2015.

  Product revenue for 2016 was $68.1 million, compared to product revenue of $65.5 million for the full year of 2015.

  Disk Systems revenue was $46.8 million, compared to $39.8 million for the full year of 2015. Disk systems is defined as RDX, SnapServer family, V3 virtual desktop infrastructure, and Glassware derived products.

  Tape archive revenue was $21.3 million, compared to $25.7 million for the full year of 2015.

  Service revenue was $8.3 million, compared to $10.7 million for the full year of 2015.

  Gross margin for 2016 was 29.2% compared to 29.7% for 2015.

  Operating expenses for 2016 were $86.2 million, which included $34.4 million in impairment of goodwill and acquired intangible assets. Operating expenses for 2015 were $67.5 million, which included $10.7 million in impairment of acquired intangible assets.

  Share-based compensation expense for 2016 was $9.1 million, compared to $7.2 million for 2015. Depreciation and amortization was $6.2 million in 2016, compared to $7.5 million in 2015.

  On a non-GAAP basis, adjusted EBITDA (presented in the same manner described above) for 2016 was a loss of $14.1 million, or a net loss of $0.28 per share, based on 49.7 million shares outstanding, compared to an adjusted EBITDA of a loss of $20.5 million in 2015, or a net loss of $0.54 per share, based on 38.0 million shares outstanding.

  Net loss for 2016 was $68.5 million which included $34.4 million in impairment of goodwill and acquired intangible assets, or a loss of $1.38 per share, compared to a net loss of $47.2 million which included $10.7 million in impairment of acquired intangible assets, or a loss of $1.24 per share for 2015.

  Cash and cash equivalents at December 31, 2016 were $5.1 million, compared to cash and cash equivalents of $8.7 million at December 31, 2015.

The Company intends to return to its normal financial results and conference call schedule with the first quarter of 2017.

Use of GAAP and Non-GAAP Financial Measures:

To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses Adjusted EBITDA, a non-GAAP financial measure that excludes from the statement of operations the effects of interest expense, income taxes, impairment of goodwill and acquired intangible assets, acquisition costs, depreciation and amortization, share-based compensation and warrant revaluation gain. The Company also uses Non-GAAP gross profit and Non-GAAP gross-margin, non-GAAP financial measures that exclude the effect of intangible asset amortization. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate the business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and the non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for or superior to GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

Investors are encouraged to review the reconciliation of these non-GAAP financial measures to the most comparable GAAP measures, which are provided in the attached table after the text of this release.

About Sphere 3D
Sphere 3D Corp. (NASDAQ:ANY) delivers containerization, virtualization, and data management solutions via hybrid cloud, cloud and on-premises implementations through its global reseller network and professional services organization. Sphere 3D, along with its wholly owned subsidiaries Overland Storage, and Tandberg Data, has a strong portfolio of brands, including HVE ConneXions and UCX ConneXions, dedicated to helping customers achieve their IT goals. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D, @overlandstorage, and @tandbergdata.

Safe Harbor Statement
This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties, including our inability to comply with the covenants in our credit facilities, refinance such facilities or to obtain additional debt or equity financing; any increase in our future cash needs; our ability to successfully integrate the UCX and HVE ConneXions businesses with our other businesses; our ability to regain compliance with the NASDAQ minimum closing bid price requirement between now and July 31, 2017; our inability to take other actions to regain compliance with the NASDAQ minimum closing bid price requirement; our ability to maintain compliance with other NASDAQ Capital Market listing requirements; unforeseen changes in the course of our business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Investor Contact:
The Blueshirt Group
Mike Bishop
Tel: +1 415-217-4968
mike@blueshirtgroup.com

Lauren Sloane
Tel: +1 415-217-2632
Lauren@blueshirtgroup.com

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)
Net revenue	$18,723	$18,869	$76,393	$76,165
Cost of revenue	13,308	13,493	54,054	53,546
Gross profit	5,415	5,376	22,339	22,619

Operating expenses:
Sales and marketing	4,661	6,314	22,243	23,569
Research and development	1,864	2,579	8,794	9,916
General and administrative	4,254	5,419	20,728	23,271
Impairment of goodwill and acquired intangible assets	-	10,702	34,398	10,702
	10,779	25,014	86,163	67,458
Loss from operations	(5,364)	(19,638)	(63,824)	(44,839)
Interest expense - related party	(681)	(594)	(3,106)	(2,710)
Interest expense	(1,211)	(105)	(1,981)	(355)
Other (expense) income, net	650	193	1,276	(689)
Loss before income taxes	(6,606)	(20,144)	(67,635)	(48,593)
Provision for (benefit from) taxes	878	(1,545)	825	(1,366)
Net loss	$(7,484)	$(18,599)	$(68,460)	$(47,227)

Net loss per share:
Basic and diluted	$(0.14)	$(0.44)	$(1.38)	$(1.24)

Shares used in computing net loss per share:
Basic and diluted	52,406	42,163	49,736	37,957

SPHERE 3D CORP.
SELECTED BALANCE SHEETS INFORMATION
(In thousands)

	December 31,	December 31,
	2016	2015
	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	$5,056	$8,661
Accounts receivable	11,591	13,401
Inventories	10,002	11,326
Other current assets	3,621	3,155
Total current assets	30,270	36,543
Property and equipment, net	3,058	3,972
Intangible assets, net	47,728	54,019
Goodwill	11,068	44,132
Other assets	432	445
Total assets	$92,556	$139,111

LIABILITIES AND EQUITY
Current liabilities	$42,854	$46,397
Long-term debt — related party, net	24,401	19,500
Long-term deferred tax liabilities	3,100	2,755
Other long-term liabilities	1,755	2,319
Shareholders' equity	20,446	68,140
Total liabilities and equity	$92,556	$139,111

SPHERE 3D CORP.
NON-GAAP RECONCILIATIONS
(In thousands except per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Revenue	$18,723	$18,869	$76,393	$76,165

Gross Profit - GAAP	$5,415	$5,376	$22,339	$22,619
Intangible asset amortization	565	647	2,318	2,608
Gross Profit - Non -GAAP	$5,980	$6,023	$24,657	$25,227

Gross Margin Percentages GAAP	28.9%	28.5%	29.2%	29.7%
Non-GAAP	31.9%	31.9%	32.3%	33.1%

Net loss	$(7,484)	$(18,599)	$(68,460)	$(47,227)
Less:
Interest	1,892	699	5,087	3,065
Provision for (benefit from) taxes	878	(1,545)	825	(1,366)
Impairment of goodwill and acquired intangible assets	-	10,702	34,398	10,702
Acquisition costs	-	-	-	218
Depreciation and amortization	1,493	1,713	6,187	7,450
Share-based compensation	1,695	3,137	9,131	7,154
Warrant revaluation gain	(900)	(478)	(1,248)	(478)
Adjusted EBITDA	$(2,426)	$(4,371)	$(14,080)	$(20,482)

Net loss per share:
Basic and diluted	$(0.14)	$(0.44)	$(1.38)	$(1.24)

Adjusted net loss per share:
Basic and diluted	$(0.05)	$(0.10)	$(0.28)	$(0.54)

Shares used in computing net loss and adjusted EBITDA per share:
Basic and diluted	52,406	42,163	49,736	37,957

Non-GAAP Financial Measures:
To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses non-GAAP financial measures that exclude from the statement of operations the effects of interest expense, income taxes, impairment of goodwill and acquired intangible assets, aquisition costs, depreciation and amortization, share-based compensation, and warrant revaluation gain. These non-GAAP financial measures are non-GAAP gross margin and adjusted EBITDA. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate the business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and the non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for or superior to GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.